Exhibit 99.1

COMPANHIA SIDERÚRGICA NACIONAL

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 18, 2020

1.	DATE, TIME AND PLACE: September 18, 2020, at 9:00 p.m., at the headquarters of Companhia Siderúrgica Nacional (the “Company”), at Avenida Brigadeiro Faria Lima, 3400, 20th floor, in the City of São Paulo, State of Sao Paulo.
2.	CALL NOTICE: Waived in view of the presence of all members of the Board of Directors.
3.	ATTENDANCE: Benjamin Steinbruch (Chairman), Yoshiaki Nakano, Antonio Bernardo Vieira Maia, Miguel Ethel Sobrinho and Fabiam Franklin.
4.	PRESIDING BOARD: Mr. Benjamin Steinbruch chaired the meeting and invited Mrs. Claudia Maria Sarti to act as secretary, and the meeting was held as provided for in Art. 15, §2, of the Company’s bylaws.
5.	AGENDA: To approve projects for operational improvement and expansion as well as investment programs of the Company’s subsidiary, CSN Mineração S.A. (“CMIN”), to be presented by Mr. Marcelo Cunha Ribeiro, Chief Financial and Investor Relations Officer of the Company.
6.	RESOLUTIONS: Following Mr. Ribeiro’s presentation of the projects and related discussions, the following resolutions were taken, by unanimous vote, without any opposition, reservation, restriction or protest:
6.1	Approve CMIN’s new business plan, in view of its expansion project in order to fully explore the potential of its reserves and resources, pursuant to Annex I.
6.2	Authorize the Company’s officers to take the necessary measures to carry out an initial public offering of shares issued by CMIN, with the objective of financing part of CMIN’s new business plan.
6.3	Ratify the acts of the Company’s executive officers in relation to the items discussed above, including the engagement of legal and financial advisors and preparation of related studies.
6.4	Authorize the Company’s executive officers to perform all acts necessary to achieve the above resolutions.
7.	CLOSURE: there being no further business to discuss, the meeting was closed and these minutes were read, found to be in compliance and signed by all those present.

São Paulo, September 18, 2020

ANNEX I

CMIN’s Business Plan

In light of the favorable conditions and positive prospects of the iron ore market, and considering the potential to accelerate the organic growth of the Casa de Pedra mine, which holds high-quality reserves and scale, Companhia Siderúrgica Nacional (“CSN”) is considering the initial public offering of shares issued by CSN Mineração S.A. (“CMIN”).

CMIN’s potential initial public offering is an additional step towards the group’s value creation strategy through the efficient use of its assets to boost its growth and deleveraging efforts.

CMIN’s project deliveries have anticipated their schedules and have provided important returns for CSN; project deliveries have been on-time, on-budget and on-quality, which evidences CMIN’s experience in critical skills of development and implementation of capital expenditure plans. One example has been the transformation of tailings from CMIN’s central plant into a high quality product through the magnetic concentrators CMAI I and II, and the pioneering initiative of implementing the largest tailings plants in the world, with stages concluded in August 2018 and June 2019, allowing for an independent operation free of tailings dams.

Since January 2020, CMIN’s production has been 100% independent of the use of dams and 100% of tailings are filtered and dry stacked.

In order to cover growing demand for high quality iron ore, CMIN has major expansion projects in the pipeline, which will increase its processing capacity from 33 million tons per year to up to 108 million tons per year, as well as the quality of its products from an average of 62% iron content to 67%.

CMIN has four projects under development that will be carried out gradually over the next 10 years:

Iron Ore Production Capacity (Millions of Tons per Year)

(i) Central Plant Expansion Projects (Fine Tailings Central Plant and Expansion of Central Plant): brownfield expansions that will accelerate the production of pellet feed at low operating costs; increase of six million tons per year, with an estimated investment of R$1.2 billion over three years.

(ii) Dams Tailings Recovery Projects (Pires Tailings and Casa de Pedra Processing): brownfield expansions that will generate value by recovering 180 million tons of tailings stored in dams as part of CMIN’s dam de-characterization program; increase of eight million tons per year, with an estimated investment of R$1.1 billion over five years.

(iii) Itabirito Projects (Itabirito P15, Plant P4, Itabirito P28 Mascate, Conversion of the Central Plant and Itabirito P28 Esmeril): mix of brownfield expansions (P15, already with an Implementation License issued, quotes of equipment in progress and start of implementation scheduled for 2021) and greenfield projects, all with known technology and competitive investment per ton for the production of premium pellet feed with low impurities and high iron content (including direct reduction pellet feed); increase of 103 million tons per year, with an estimated investment of R$22.7 billion by 2033.

(iv) TECAR Expansion Projects: brownfield investments to support expansions at the mine; capacity increase in three phases (60, 84 and 130 million tons per year), with an estimated investment of R$6.3 billion over eight years.

Our focus on project execution is based on three pillars (i) sustainability: 100% of the projects are independent of tailings dams, (ii) low execution risk: all projects use technologies already consolidated in the market and dominated by CMIN, and (iii) return: premium products at competitive costs (maintaining current levels of operating expenses).

To support its growth, CMIN has 5.9 billion tons of resources in its Casa de Pedra and Engenho mines, of which 3.4 billion are high quality iron ore reserves. CMIN constantly and voluntarily conducts drilling campaigns, and found that the mining inventory for the Serra do Esmeril deposit has two billion tons of mineral potential in addition to its resources. This was determined in October 2019 based on surveys carried out by CMIN based on the geological mapping of the mines and the geometric position of the ore body from the mines located west of Esmeril. Without prejudice toanalysis and drilling campaigns that are constantly being carried out by CMIN, which may increase or decrease the approximate value of resources and reserves, according to the methodology of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – JORC Code,” internal analysis estimates mineral resources of approximately 7.9 billion tons. In the Casa de Pedra mine, 85% of resources have historically been converted into reserves, due to its exceptional characteristics providing a unique and homogeneous source of high quality iron ore.

Source: Snowden 2015 certification; depletion amounts and additions are from CMIN.